Exhibit 4.54
FOURTH AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT
FOURTH AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT, dated as of December 22, 2016 (the "Amendment") to the Shareholders Rights Agreement, dated as of May 18, 2009, as amended (the "Rights Agreement"), between Euroseas Ltd., a Marshall Islands corporation (the "Company"), and American Stock Transfer and Trust Company, LLC, as rights agent (the "Rights Agent").  Terms used herein but not defined shall have the meaning assigned to them in the Rights Agreement.
WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;
WHEREAS, the Company intends to issue and sell to Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC shares of Common Stock;
WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, the Company may from time to time, and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of Rights; and
WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and to direct the Rights Agent to execute this Amendment.
NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:
Section 1.  Amendment of Rights Agreement. The Rights Agreement is hereby amended as follows:
1.1          The definition of "Series B Preferred Person" in Section 1 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:
"'Series B Preferred Person' means Tennenbaum, Preferred Friends or any of their transferees in accordance with Section 4.1 of the Purchase Agreement. For the avoidance of doubt, Series B Preferred Person includes any entity that falls under the definition of Tennenbaum set forth herein.
1.2          The definition of "Tennenbaum" in Section 1 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:
"'Tennenbaum' means Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund VI, LLC or any of their respective Affiliates."
1.3          The definition of "Tennenbaum Additional Permitted Share Purchases" in Section 1 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:
"'Tennenbaum Additional Permitted Share Purchases' means (i) the acquisition by Tennenbaum of 900,000 shares of Common Stock on December 23, 2016 and (ii) one or more transactions (other than in connection with the exercise of the Conversion Right) by Tennenbaum involving Common Stock that result, singly or in the aggregate, in Tennenbaum becoming the Beneficial Owner of up to an additional five percent (5%) of the issued and then outstanding Common Stock over the aggregate amount of Common Stock Tennenbaum Beneficially Owns as a result of and after giving effect to (x) the conversion of Series B Preferred Shares Beneficially Owned by Tennenbaum based on the terms of the Series B Preferred Shares on January 29, 2014 (and as adjusted pursuant to the terms of the Statement of Designation) and (y) its acquisition of 900,000 shares of Common Stock on December 23, 2016."
Section 2.   Direction to Rights Agent. The Company hereby directs the Rights Agent, in accordance with the terms of Section 27 of the Rights Agreement, to execute this Amendment.

Section 3.   Effectiveness and Continued Effectiveness.  In accordance with the resolutions adopted by the Company's Board of Directors on December 14, 2016, the amendment to the Rights Agreement set forth in Section 1 above is effective as of the date hereof.  The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.
Section 4.   Governing Law. This Amendment shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.
Section 5.   Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.
Section 6.   Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
Section 7.  Benefits of this Amendment.  Nothing in this Amendment shall be construed to give to any Person other than the Company, the Rights Agent and the Permitted Persons any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the Permitted Persons, and may not be amended, modified, supplemented or waived without the prior written consent of such Persons.  Further, nothing in this Amendment shall be construed to give any holder of Rights or any other Person legal or equitable right, remedy or claim under this Amendment by virtue or, or as a result of, any Exempted Transaction.
Section 8.  Rights of Action.
(a)          Any Permitted Person, without the consent of the Rights Agent or any other Person, may, in its, his or her own behalf and for its, his or her own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, its, his or her rights under this Amendment.  Without limiting the foregoing or any remedies available to the Permitted Persons, it is specifically acknowledged that the Permitted Persons may not have an adequate remedy at law for any breach of this Amendment and will be entitled to seek specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Amendment.
(b)          Notwithstanding anything in this Amendment to the contrary, neither the Company nor the Rights Agent shall have any liability to any Permitted Person or any other Person as a result of its inability to perform any of its obligations under this Amendment by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company shall use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.
Section 9.  Successors.  All the covenants and provisions of this Amendment by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

EUROSEAS LTD.

By:	/s/ Anastasios Aslidis
Name: Dr. Anastasios Aslidis
Title: Chief Financial Officer

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC as Rights Agent

By:	/s/ Michael A. Nespoli
Name: Michael A. Nespoli
Title: Executive Director